Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

January 26, 2018

VIA EDGAR TRANSMISSION

Chad Eskildsen
Staff Accountant
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Fulcrum Diversified Absolute Return Fund (S000050264)

Dear Mr. Eskildsen:

This correspondence is being filed in response to comments you provided via telephone on January 22, 2018, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of the Trust’s recent filings for its Fulcrum Diversified Absolute Return Fund (the “Fund”).  For your convenience in reviewing the Trust’s response, your comment is briefly summarized below, immediately followed by the Trust’s response.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the applicable filing.

On page 1 of the Fund’s Prospectus, under the Annual Fund Operating Expenses table (the “Fee Table”), please explain why the Total Annual Fund Operating Expenses for the Institutional Class and Advisor Class are 1.30% and 1.61%, respectively, rather than 1.27% and 1.57%, respectively, and for the Fund’s net expenses, 1.20% and 1.51%, rather than 1.17% and 1.47%, respectively.

The Trust responds that in attempting to provide additional clarification regarding the potential maximum shareholder servicing fees for the Institutional Class and Advisor Class of the Fund, the “Fee Table” inadvertently overstated “Other Expenses” for the Institutional Class and Advisor Class by including shareholder servicing fees of 0.03% for the Institutional Class and 0.04% for the Advisor Class for the prior fiscal year.  We have filed a 497(e) to reflect the following changes to the Fee Table which remove shareholders servicing fees from “Other Expenses” for the Institutional Class and Advisor Class:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Super Institutiona Class		Institutional Class		Advisor Class
Management Fees		0.90%		0.90%		0.90%
Distribution and Service (Rule 12b-1) Fees		None		None		0.25%
Shareholder Servicing Fees		None		0.10%(1)		0.15%(1)
Other Expenses		0.27%		0.27%		0.27%
Other Expenses of the Subsidiary	0.02%		0.02%		0.02%
Remainder of Other Expenses of the Fund	0.25%		0.25%		0.25%
Acquired Fund Fees and Expenses		0.01%		0.01%		0.01%
Total Annual Fund Operating Expenses		1.18%		1.28%		1.58%
Less: Fee Waiver and/or Expense Reimbursement		-0.11%		-0.11%		-0.11%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement(2)(3)		1.07%		1.17%		1.47%

(1)
The Fund has a shareholder servicing plan that permits up to 0.10% for Institutional Class and up to 0.15% for Advisor Class to be paid from the Fund for service organizations providing recordkeeping services to certain shareholders. The current annualized expenses under this agreement are 0.03% for the Institutional Class and 0.04% for the Advisor Class.

(2)
Fulcrum Asset Management LLP (the “Adviser”) has contractually agreed to waive a portion or all of its management fees and pay Fund expenses (excluding shareholder servicing fees, acquired fund fees and expenses (“AFFE”), taxes, interest expense, dividends on securities sold short and extraordinary expenses) in order to limit the total annual fund operating expenses to 1.05%, 1.05% and 1.30% of average daily net assets of the Super Institutional Class, Institutional Class and Advisor Class shares, respectively (the “Expense Caps”). The Expense Caps will remain in effect through at least October 31, 2018, and may be terminated only by the Trust’s Board of Trustees (the “Board”). The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date they were waived or paid, subject to, if different, the Expense Cap at the time of waiver/payment or the Expense Cap at the time of recoupment, whichever is lower.

(3)
The Adviser has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below). This undertaking will continue in effect for so long as the Fund invests in the Subsidiary and may be terminated only with the approval of the Board.

* * * * * * * * * * * *

I trust that the above responses and revisions adequately address your comments.  If you have any questions, need any additional information or would like any clarification, please contact me at (626) 914-7385.

Sincerely,

/s/ Christopher Kashmerick
Christopher Kashmerick
President, Trust for Advised Portfolios